Exhibit 99.1

GreenTree Hospitality Group Ltd. Announces Selected Preliminary Results for the First Quarter of 2023

SHANGHAI, July 12, 2023 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality management group in China, today announced selected preliminary results for the first quarter of 2023.

Financial Results

•	Total revenues for the first quarter of 2023 are estimated to be approximately RMB371.1 million (US$54.0 million)[1] to RMB389.1 million (US$56.7 million)[1].

Total revenues from organic hotels increased by 16.8% year over year to approximately RMB252.6 million (US$36.8 million)[1] for the first quarter of 2023.

•	Income from operations for the first quarter of 2023 are estimated to be approximately RMB55.4 million (US$8.1 million) [1] to RMB60.4 million (US$8.8 million) [1].

Income from operations of organic hotels increased by 397.4% year over year to approximately RMB57.2 million (US$8.3 million) [1] for the first quarter of 2023.

Operational Highlights

•	As previously disclosed, the Company completed the acquisition of Da Niang Dumplings and Bellagio from its controlling shareholder. As of March 31, 2023, Da Niang had 92 self-operated restaurants and 132 franchised restaurants, and Bellagio had 28 self-operated restaurants and eight franchised restaurants.

•	A total of 4,084 hotels (all organic hotels) with 302,425 hotel rooms were in operation as of March 31, 2023, compared to 3,907 organic hotels and 294,525 hotel rooms as of March 31, 2022.

•	As of March 31, 2023, the Company had 64 leased-and-operated, or L&O, hotels and 4,020 franchised-and-managed, or F&M, hotels in operation in 355 cities across China, compared to 56 L&O hotels and 3,851 F&M hotels (all organic hotels) in operation in 351 cities across China as of March 31, 2022.

•	During the first quarter of 2023, the Company opened 91 hotels, an increase of three compared to 88 hotels opened in the first quarter of 2022. Of the hotels opened in the first quarter of 2023, 12 were in the mid-to-up-scale segment, 50 were in the mid-scale segment, and 29 were in the economy segment. Geographically, nine hotels were in Tier 1 cities[2], 18 were in Tier 2 cities and the remaining 64 were in Tier 3 and lower cities in China as of March 31, 2023.

1. “The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8676 on March 31, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20210405/”.

2. Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

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•	As of March 31, 2023, the Company had a pipeline of 957 hotels contracted for or under development with 250 in the mid-to-up-scale segment, 506 in the mid-scale segment, and 201 in the economy segment.

•	The average daily room rate, or ADR, for all organic hotels in operation was RMB167 in the first quarter of 2023, an increase of 8.1% from RMB155 in the first quarter of 2022.

•	The occupancy rate, or OCC, for all organic hotels in operation was 71.7% in the first quarter of 2023, compared to 62.1% in the first quarter of 2022.

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB120 in the first quarter of 2023, a 24.8% year-over-year increase from RMB96 in the first quarter of 2022.

•	As of March 31, 2023, the Company's loyalty program had over 80 million individual members and approximately 1,950,000 corporate members, compared to over 72 million individual members and approximately 1,885,000 corporate members as of March 31, 2022.

The Company expects to release its first quarter together with second quarter of 2023 financial results around mid-September of 2023, to be followed by a conference call that same day.

“The first quarter of 2023 marked a fresh beginning thanks to the recovery in the hospitality industry and the entire economy in China. RevPAR recovered to 94.3% of its first quarter of 2019 level. As we entered the second quarter, RevPAR during the national Labor Day holiday in early May reached more than 120% of its level in the same period in 2019, capitalizing on the popularity of travel during the national holiday period.

In March of 2023, we completed our acquisition of Da Niang Dumplings and Bellagio. As of March 31, 2023, the restaurant business was comprised of 120 self-operated restaurants and 140 franchised restaurants. The restaurant business is estimated to have generated a combined unaudited revenue of about RMB118.5 million (US$17.3 million)[1] to RMB136.5 million (US$19.9 million)[1] in the first quarter of 2023.

We are grateful for the hard work of our team, franchisees, and partners that made it possible to recover quickly in the first quarter of 2023 as China began returning to normal life,” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree.

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About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of March 31, 2023, GreenTree had a total number of 4,084 hotels. In 2021, HOTELS magazine ranked GreenTree Top 11 Ranking among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was also the fourth largest hospitality company in China in 2022 based on the statistics issued by the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale and up-scale segments of the hospitality industry, mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

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Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

GreenTree

Ms. Selina Yang
Phone: +86-158-2166-6251
E-mail: ir@998.com

Mr. Allen Wang
Phone: +86-181-0184-0639
E-mail: ir@998.com

Christensen

In Shanghai
Mr. Jerry Xu
Phone: +86-138-1680-0706
E-mail: jerry.xu@christensencomms.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: karen.hui@christensencomms.com

In the US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
E-mail: linda.bergkamp@christensencomms.com

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